Exhibit 99.1

Fiverr Announces Third Quarter 2020 Results

●       Accelerated growth in Q3’20: Strong momentum continued into Q3 with 88% y/y topline growth - we continue to execute and drive results as the global shift towards digital transformation and remote work accelerates
●       Continued momentum of buyer growth: Active buyers grew 37% y/y with net adds of over 310K as strong trends from both organic and paid channels continued
●       Promoted Gigs expansion: Promoted Gigs is now available in 60 categories with open enrollment - monthly active sellers in the program grew to 5,000+ in Q3’20 from just under 200 in Q2’20
●       Launching new purchase experience: We are launching new features to allow buyers to break large projects into milestones and make recurring purchases
●       Brand evolution: Launched new logo and a new brand language together with a new brand campaign as we embark on the next stage of changing how the world works together
●       Raising FY20 guidance: Revenue is now expected to grow 74-75% for FY20, with increasing Adjusted EBITDA profitability

NEW YORK, October 28, 2020 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the third quarter of 2020 ended September 30, 2020. Complete operating results and management commentary can be found by accessing the Company’s shareholder letter posted to its investor relations website at investors.fiverr.com.

“The third quarter represented another quarter of record-setting growth. The strong momentum seen in Q2 carried into Q3 and we delivered accelerated topline growth of 88% y/y and Adjusted EBITDA margin of 8.0% in Q3’20. We continue to see sustainable trends in businesses upping their investments into digital transformation and their increasing willingness to adopt a remote and flexible workforce,” said Fiverr founder and CEO Micha Kaufman. “I’m also incredibly excited and proud to launch our new brand and new brand campaign. Fiverr is staying true to our ethos, our culture and our promise to our community, while looking forward to embarking on the next chapter as a leader in the future of work.”

Ofer Katz, Fiverr’s CFO, added, “Fiverr continues to accelerate and deliver strong financial results amidst the COVID-19 pandemic. Underlying the strong revenue growth is our continued strong cohort behavior across both pre- and post-COVID cohorts, as well as continued efficiency in driving new buyers to our platform. We expanded our Adjusted EBITDA profitability during the quarter, while at the same time stepped on the gas in investing in the future growth of our company.”

Third Quarter 2020 Financial Highlights

●     Revenue in the third quarter of 2020 was $52.3 million, an increase of 88% year over year.
●     Active buyers as of September 30, 2020, grew to 3.1 million, compared to 2.3 million as of September 30, 2019, an increase of 37% year over year.
●     Spend per buyer as of September 30, 2020, reached $195, compared to $163 as of September 30, 2019, an increase of 20% year over year.
●     Take rate for the twelve months ended September 30, 2020, was 27.0%, up from 26.6% for the twelve months ended September 30, 2019, an increase of 40 basis points year over year.
●     GAAP gross margin in the third quarter of 2020 was 83.4%, an increase of 440 basis points from 79.0% in the third quarter of 2019. Non-GAAP gross margin in the third quarter of 2020 was 84.4%, an increase of 360 basis points from 80.8% in the third  quarter of 2019.
●     GAAP net loss in the third quarter of 2020 was ($0.5) million, or ($0.01) net loss per share, compared to a net loss of ($8.4) million, or ($0.26) net loss per share, in the third quarter of 2019. Non-GAAP net income in the third quarter of 2020 was $4.7 million, or $0.13 and $0.12 basic and diluted net income per share, respectively, compared to a loss of ($4.0) million, or ($0.12) basic and diluted net loss per share, in the third quarter of 2019.
●     Adjusted EBITDA1 in the third quarter of 2020 improved to $4.2 million, compared to ($4.4) million in the third quarter of 2019. Adjusted EBITDA margin was 8.0% in the third quarter of 2020, an improvement of 2,360 basis points from (15.6%) in the third quarter of 2019.

Financial Outlook

We are introducing Q4’20 guidance and raising our full-year guidance. Given these unprecedented times and the dynamic impact of COVID-19 on economies globally, we will provide investors with updated business trends as they evolve.

	Q4 2020	FY 2020
Revenue	$52.4 - $53.4 million	$186.0 - $187.0 million
Year over year growth	77 - 81%	74 - 75%
Adjusted EBITDA	$4.0 - $4.5 million	$8.5 - $9.0 million

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Wednesday, October 28, 2020, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 360-3590, or (412) 317-5278 for callers outside the United States, and mention the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Wednesday, November 4, 2020, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States, and enter replay code 10148051.

About Fiverr

Fiverr’s mission is to change how the world works together. For over 10 years, the Fiverr platform has been at the forefront of the future of work connecting businesses of all sizes with skilled freelancers offering digital services in more than 400 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended September 30, 2020, over 3 million customers bought a wide range of services from freelancers across more than 160 countries. We invite you to become part of the future of work by visiting us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$105,964	$24,171
Marketable securities	68,441	88,559
User funds	93,153	55,945
Bank deposits	40,000	15,000
Restricted deposit	324	324
Other receivables	4,066	3,117
Total current assets	311,948	187,116

Marketable securities	80,553	21,805
Property and equipment, net	5,724	5,321
Intangible assets, net	6,700	7,188
Goodwill	11,240	11,240
Restricted deposit	3,168	3,168
Other non-current assets	454	522
Total assets	$419,787	$236,360

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$6,100	$3,749
User accounts	87,374	53,013
Deferred revenue	5,837	3,248
Other account payables and accrued expenses	26,972	21,426
Current maturities of long-term loan	518	503
Total current liabilities	126,801	81,939

Long-term loan and other non-current liabilities	4,154	5,612

Total liabilities	130,955	87,551

Shareholders' equity:
Share capital and additional paid-in capital	452,550	306,334
Accumulated deficit	(164,496)	(157,763)
Accumulated other comprehensive income	778	238
Total shareholders' equity	288,832	148,809
Total liabilities and shareholders' equity	$419,787	$236,360

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Revenue	$52,345	$27,867	$133,625	$77,542
Cost of revenue	8,708	5,863	23,485	16,104
Gross profit	43,637	22,004	110,140	61,438

Operating expenses:
Research and development	11,642	9,088	32,149	25,161
Sales and marketing	25,548	15,859	66,976	47,087
General and administrative	7,430	5,894	19,051	15,871
Total operating expenses	44,620	30,841	118,176	88,119
Operating loss	(983)	(8,837)	(8,036)	(26,681)
Financial income, net	570	483	1,392	687
Loss before income taxes	(413)	(8,354)	(6,644)	(25,994)
Income taxes	(41)	(80)	(89)	(106)
Net loss	(454)	(8,434)	(6,733)	(26,100)
Deemed dividend to protected ordinary shareholders	-	-	-	(632)
Net loss attributable to ordinary shareholders	(454)	(8,434)	(6,733)	(26,732)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.01)	$(0.26)	$(0.21)	$(1.61)
Basic and diluted weighted average ordinary shares	35,278,996	31,867,065	32,382,183	16,647,150

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Operating Activities
Net loss	$(454)	$(8,434)	$(6,733)	$(26,100)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,130	961	3,111	2,678
Amortization of discount on marketable securities	495	(558)	158	(558)
Shared-based compensation	3,756	2,600	9,580	6,562
Net income (loss) from exchange rate fluctuations	(302)	69	(89)	132
Changes in assets and liabilities:
User funds	(8,543)	(4,697)	(37,208)	(14,964)
Other receivables	(444)	(60)	(331)	(1,351)
Trade payables	97	(2,386)	2,277	(1,510)
User accounts	7,441	4,697	34,361	14,964
Deferred revenue	754	-	2,560	-
Other account payables and accrued expenses	2,886	4,956	6,468	9,049
Payment of contingent consideration	-	-	(1,960)	-
Non-current liabilities	1	167	163	62
Net cash provided by (used in) operating activities	6,817	(2,685)	12,357	(11,036)

Investing Activities
Acquisition of business, net	-	-	-	(9,967)
Acquisition of intangible asset, net	(1,230)	-	(1,230)	-
Purchase of property and equipment	(516)	(376)	(1,053)	(835)
Capitalization of internal-use software	(199)	(199)	(650)	(523)
Other receivables and non-current assets	17	111	71	(11)
Bank deposits	(10,000)	-	(25,000)	(20,000)
Investment in marketable securities	(24,125)	(34,961)	(195,947)	(144,352)
Proceeds from sale of marketable securities	6,851	34,997	157,390	34,997
Net cash used in investing activities	(29,202)	(428)	(66,419)	(140,691)

Financing Activities
Proceeds from exercise of options	1,841	32	6,493	573
Proceeds from initial public offering, net	-	(3,155)	-	113,802
Proceeds from issuance of protected ordinary shares, net	-	-	-	4,340
Proceeds from follow on offering, net	(777)	-	129,893	-
Payment of contingent consideration	-	-	(2,040)	-
Repayment of long-term loan	(128)	(119)	(372)	(347)
Tax withholding in connection with employees' options exercises	(473)	-	1,783	-
Net cash provided by (used in) financing activities	463	(3,242)	135,757	118,368

Effect of exchange rate fluctuations on cash and cash equivalents	344	(16)	98	145

Increase (decrease) in cash and cash equivalents	(21,578)	(6,371)	81,793	(33,214)
Cash and cash equivalents at the beginning of period	127,542	29,112	24,171	55,955
Cash and cash equivalents at the end of period	$105,964	$22,741	$105,964	$22,741

KEY PERFORMANCE METRICS

	Twelve Months Ended
	September 30,
	2020	2019
	(Unaudited)
Annual active buyers (in thousands)	3,108	2,265
Annual spend per buyer ($)	$195	$163

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(in thousands, except gross margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP gross profit	$43,637	$22,004	$110,140	$61,438
Add:
Share-based compensation	55	43	212	93
Depreciation and amortization	483	479	1,456	1,335
Non-GAAP gross profit	$44,175	$22,526	$111,808	$62,866
Non-GAAP gross margin	84.4%	80.8%	83.7%	81.1%

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE
(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(454)	$(8,434)	$(6,733)	$(26,732)
Add:
Deemed dividend to protected ordinary shareholders	-	-	-	632
Depreciation and amortization	1,130	961	3,111	2,678
Share-based compensation	3,756	2,600	9,580	6,562
Other initial public offering related expenses	-	-	-	416
Contingent consideration revaluation and acquisition related costs	302	918	(164)	2,364
Non-GAAP net income (loss)	4,734	(3,955)	5,794	(14,080)
GAAP basic weighted average number of ordinary shares outstanding	35,278,996	31,867,065	32,382,183	16,647,150
Add:
Additional weighted average shares giving effect to exchange of protected ordinary shares at the beginning of the period	-	-	-	11,426,301
Non-GAAP basic weighted average number of ordinary shares outstanding	35,278,996	31,867,065	32,382,183	28,073,451
Non-GAAP basic net income (loss) per share attributable to ordinary shareholders	$0.13	$(0.12)	$0.18	$(0.50)

Non-GAAP diluted weighted average number of ordinary shares outstanding	38,417,934	31,867,065	34,916,206	28,073,451
Non-GAAP diluted net income (loss) per share attributable to ordinary shareholders	$0.12	$(0.12)	$0.17	$(0.50)

Note: Non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the nine months ended September 30, 2019 were calculated based on ordinary shares outstanding after accounting for the exchange of Fiverr’s then outstanding protected ordinary shares into 18.7 million ordinary shares as though such event had occurred at the beginning of the periods.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(in thousands, except adjusted EBITDA margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP net loss	$(454)	$(8,434)	$(6,733)	$(26,100)
Add:
Financial income, net	(570)	(483)	(1,392)	(687)
Income taxes	41	80	89	106
Depreciation and amortization	1,130	961	3,111	2,678
Share-based compensation	3,756	2,600	9,580	6,562
Other initial public offering related expenses	-	-	-	416
Contingent consideration revaluation and acquisition related costs	302	918	(164)	2,364
Adjusted EBITDA	$4,205	$(4,358)	$4,491	$(14,661)
Adjusted EBITDA margin	8.0%	(15.6%)	3.4%	(18.9%)

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP research and development	$11,642	$9,088	$32,149	$25,161
Less:
Share-based compensation	1,267	850	3,511	2,386
Depreciation and amortization	149	116	395	328
Acquisition related costs	-	12	-	106
Non-GAAP research and development	$10,226	$8,110	$28,243	$22,341

GAAP sales and marketing	$25,548	$15,859	$66,976	$47,087
Less:
Share-based compensation	809	642	1,888	1,365
Depreciation and amortization	444	323	1,112	887
Acquisition related costs	-	375	121	1,073
Non-GAAP sales and marketing	$24,295	$14,519	$63,855	$43,762

GAAP general and administrative	$7,430	$5,894	$19,051	$15,871
Less:
Share-based compensation	1,625	1,065	3,969	2,718
Depreciation and amortization	54	43	148	128
Other initial public offering related expenses	-	-	-	416
Contingent consideration revaluation and acquisition related costs	302	531	(285)	1,185
Non-GAAP general and administrative	$5,449	$4,255	$15,219	$11,424

RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Net cash provided by (used in) operating activities	$6,817	$(2,685)	$12,357	$(11,036)
Purchase of property and equipment	(516)	(376)	(1,053)	(835)
Capitalization of internal-use software	(199)	(199)	(650)	(523)
Free cash flow	$6,102	$(3,260)	$10,654	$(12,394)

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of non-GAAP financial measures guidance for the fourth quarter of 2020, and the fiscal year ending December 31, 2020 to the comparable GAAP measures, because certain items that are excluded from non-GAAP financial measures cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, and income or loss on revaluation of contingent consideration, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the fourth quarter of 2020 and the fiscal year ending December 31, 2020, our expected future Adjusted EBITDA profitability, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2020 and our final prospectus filed with the SEC pursuant to Rule 424(b)(4) on May 29, 2020, in each case as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.